SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2015
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: October 8, 2015

List of materials

Documents attached hereto:

i) Press release announcing: Sony Acquires Belgian Innovator of Range Image Sensor Technology, Softkinetic Systems S.A., in its Push Toward Next-Generation Range Image Sensors and Solutions

News & Information	Sony Corporation 1-7-1 Konan, Minato-Ku, Tokyo

No. 15-083E
October 8, 2015

Sony Acquires Belgian Innovator of Range Image Sensor Technology,
Softkinetic Systems S.A., in its Push Toward Next-Generation Range Image Sensors and Solutions

Tokyo, Japan – Sony Corporation (“Sony”) is announcing that it has completed the acquisition of Softkinetic Systems S.A. (“Softkinetic”), after reaching an agreement with the company and its major shareholders. With this acquisition, Softkinetic – which possesses time-of-flight (“ToF”) range image sensor technology, as well as related systems and software – has become a wholly-owned subsidiary of Sony.

ToF is a method for resolving the distance to an object. ToF distance measurement pixels, which are laid on top of the sensor in two dimensions, measure the flight time (delay) it takes for light to leave the light source, reflect off the object, and return to the image sensor.

Sony will focus on combining Softkinetic’s ToF range image sensor technology expertise with its own technologies with the aim of developing the next generation of range image sensors and solutions, not only in the field of imaging, but for broader sensing-related applications as well.

No material impact is anticipated on Sony's consolidated financial results for the fiscal year ending March 31, 2016 as a result of the acquisition.

Overview of Softkinetic Systems S.A.

Headquarters: Brussels, Belgium
Employees: 77
Business offices: Brussels, Belgium; Sunnyvale, CA, USA

Primary areas of business:
●	Development and licensing of ToF range image sensors
●	Development and licensing of range imaging software, such as for range image signal processing and gesture recognition
●	Development of ToF range image sensor modules and reference designs